Reborn Coffee, Inc.

580 N. Berry Street

Brea, CA 92821

August 9, 2022

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington DC 20549

Attention:	Nicholas Lamparski (202-551-4695), Mara Ransom (202-551-3264),
Tatanisha Meadows at 202-551-3322 or Adam Phippen (202) 551-3336

RE:	Reborn Coffee, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed August 1, 2022
File No. 333-261937

Ladies and Gentlemen:

Reborn Coffee, Inc. (the “Company”) confirms receipt of the letter dated July 14, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comment as set forth below. The Staff’s comment is set forth below, followed by the Company’s response in bold:

Amendment No. 5 to Form S-1 filed August 1, 2022

Capitalization, page 49

1.	Please remove your pro forma-as adjusted with over-allotment option column which includes the underwriters over-allotment.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above.

Dilution, page 50

2.	Please remove your tabular disclosure which includes the exercise of the underwriters over-allotment.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above.

Historical Consolidated Financial and Other Data Other Financial and Operating Data, page 52

3.	We note your updated disclosure in response to comment 3 and re-issue in part. With reference to comment 4 of our letter dated July 14, 2022, we requested clarification as to how you were able to calculate Comparable location sales growth percentages for the Three Months Ended March 31, 2022 when your explanation of this metric states that you utilize AUV to do so and yet you state on page 57 that you do not calculate AUV for interim periods. In your response to comment 4 of our letter dated July 14, 2022, you added disclosure stating that a “similar metric” is used for interim periods. Please clarify what metric is used for comparable locations sales growth percentage for the Three Months Ended March 31, 2022 and how that metric is calculated.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above. As the Company calculates AUVs only for annual reporting purpose, we have decided to take out comparable location sales growth percentage for the three months ended periods, which would require the AUVs for the interim period. With this change, the comment regarding the usage of "similar metric" for interim period calculation would not be applicable.

Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020, page 60

4.	We note your response to comment 4 and re-issue our comment. Please revise the disclosure in this section to quantify the material drivers for the year-over-year changes. We note, as one example only, that you quantify the amount of revenue increase that came from new locations versus existing locations in the discussion of March 31 year-over-year changes, but do not include similar information in your discussion here.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above.

Business

Our Company, page 67

5.	We note the revisions in response to comment 1. Reference is made to your disclosure of Adjusted EBITDA margins on page 67. Please revise your disclosure to reflect net loss margins as the comparable GAAP measures with equal or greater prominence. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE: The Company has revised its disclosures in the Amendment in response to the Staff’s comment above.

Audited Consolidated Financial Statements 15. Restatement, page F-23

6.	We note your revisions in response to comment 6. Reference is made to the table of adjustments. Please explain why there were no issuances of common stock under the make-whole provision and no deemed dividend recorded in the year ended December 31, 2021. In this regard, we note there were share issuances in fiscal 2021. In addition, explain your adjustment to the weighted average shares of common stock outstanding for the year ended December 31, 2020.

RESPONSE: The Company has revised Note 12 in the subsection entitled “Issuance of Common Stock in Settlement of Antidilution Provisions” in its audited financial statements to make it clear that the pre-merger shareholders are entitled to antidilution protections from the date of the amendment (i.e., January 25, 2022) through the closing date of an underwritten public offering. Since the antidilution protection did not include the period from June 3, 2021 through January 25, 2022, such additional issuances in 2021 did not entitle the pre-merger shareholders to any additional shares in 2021. In connection with our restatement, the Company made a corresponding adjustment to the weighted average shares of common stock outstanding for the year ended December 31, 2020 when it corrected number of outstanding shares in our calculations for the year ended December 31, 2020.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel, Matthew Ogurick, at 212/536-4085.

Very truly yours,

/s/ Jay Kim
Jay Kim, Chief Executive Officer

cc: Matthew Ogurick, Esq.